02029436

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 4-10-02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR APRIL 10, 2002

S.E.C. APR 10 2002 080

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PROCESSED
APR 22 2002
THOMSON FINANCIAL

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Investor Relations

Press Release

ENDESA COGENERACIÓN Y RENOVABLES RECEIVES AUTHORIZATION TO BUILD 6 NEW WINDFARMS IN THE REGION OF CASTILLA-LA MANCHA, WITH A TOTAL OF 230.4 MW INSTALLED CAPACITY

- **DEVELOPMENT OF THESE WINDFARMS WILL REPRESENT A TOTAL INVESTMENT OF EURO 207 MILLION**
- **THIS INVESTMENT IS PART OF THE STRATEGIC PLAN 2002-2206 ANNOUNCED LAST FEBRUARY.**
- **THESE WINDFARMS WILL INCREASE ECYR´S TOTAL WIND INSTALLED CAPACITY BY 17% .**

New York, April 8th 2002. ENDESA **(NYSE:ELE)** Cogeneración y Renovables, an affiliate of ENDESA, has received approval from the authorities of Castilla-La Mancha to build 6 new windfarms with a total capacity of 230.4 MW and an estimated annual generation of 576,000 MWh approximately. Construction of these windfarms is expected to cost approximately 207 million euros.

Construction of these facilities will begin in the middle of 2003 and they are expected to be in operation between 2004 and 2005.

A total of 288 wind generators of 800 Kw unitary capacity will be installed. These generators will be built by Made Tecnologias Renovables, an affiliate of Endesa.

ENDESA already has windfarms in this region, in the provinces of Guadalajara and Albacete.

These new windfarms increase ECYR´s total wind installed capacity by 17%. Endesa presently has 682 MW of wind capacity in operation.

All this falls within the Strategic Plan 2002-2006 made public last February with a total expected investment of Eur 13 billion. Of this total, Endesa has devoted Eur 2.9 billion to the organic growth in the Spanish electricity business which will allow substantial increase and renewal of its installed capacity.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.
ir@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: April 10, 2002

By: ______________________

Name: Jacinto Pariente
Title: Manager of North America
Investor Relations